Exhibit 5.1
March 12, 2008
DCP Midstream Partners, LP
370 17th Street, Suite 2775
Denver, Colorado 80202
Ladies and Gentlemen:
     We have acted as counsel for DCP Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), in connection with the proposed offering and sale by the Partnership of 4,887,500 Common Units (including common units to be issued upon exercise of the underwriters’ option to purchase additional common units)(the “Common Units”) representing limited partner interests of the Partnership pursuant to an underwriting agreement dated March 12, 2008 (the “Underwriting Agreement”), between the Partnership, DCP Midstream GP, LP, DCP Midstream GP, LLC and the underwriters named therein (the “Underwriters”). We have also participated in the preparation of a Prospectus Supplement dated March 11, 2007 (the “Prospectus Supplement”) and the Prospectus dated November 8, 2007 (the “Prospectus”) forming part of the Registration Statement on Form S-3 (No. 333-142278) (the “Registration Statement”) to which this opinion is an exhibit. The Prospectus Supplement has been filed pursuant to Rule 424(b) promulgated under the Securities Act.
     As the basis for the opinion hereinafter expressed, we examined such statutes, including the Delaware Revised Uniform Limited Partnership Act, partnership records and documents, certificates of company and public officials, and other instruments and documents as we deemed necessary or advisable for the purposes of this opinion, including, but not limited to, the Underwriting Agreement, the Amended and Restated Agreement of Limited Partnership of the Partnership and the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of Delaware. In such examination, we assumed the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies.
     In connection with this opinion, we have assumed that all Common Units will be issued and sold in the manner stated in the Prospectus Supplement, the Prospectus and the Underwriting Agreement.

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DCP Midstream Partners, LP    March 12, 2008    Page 2
     Based on the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, we are of the opinion that the Common Units, when issued and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable except as described in the Prospectus Supplement and the Prospectus.
     The opinions expressed herein are limited exclusively to the Delaware Revised Uniform Limited Partnership Act and we are expressing no opinion as to the effect of the laws of any other jurisdiction.
     We hereby consent to the filing of this opinion of counsel as Exhibit 5.1 to the Current Report on Form 8-K of the Partnership dated on or about the date hereof, to the incorporation by reference of this opinion of counsel into the Registration Statement and to the reference to our Firm under the heading “Legal Matters” in the Prospectus Supplement and the Prospectus. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission issued thereunder.

Very truly yours,
/s/ Vinson & Elkins L.L.P.
VINSON & ELKINS L.L.P.